Exhibit 12.1

The Ensign Group, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(in thousands, except ratio)
	Three Months Ended	Fiscal Year Ended December 31,
	March 31, 2014	2013	2014	2011	2010	2009
COMPUTATION OF FIXED CHARGES:
Interest expensed in continuing operations, including amortization of debt discounts and fees	3,363	12,787	12,229	13,778	9,123	5,691
Estimate of interest component of rental expense (1)	1,202	4,691	4,593	4,728	4,968	5,065
Total fixed charges	4,565	17,478	16,822	18,506	14,091	10,756
COMPUTATION OF EARNINGS:
Income from continuing operations before provision for income taxes and adjustment for noncontrolling interests	21,143	45,661	66,299	77,167	66,779	53,526
Fixed charges	4,565	17,478	16,822	18,506	14,091	10,756
Preferred dividends (2)	—	—	—	—	—	—
Net loss attributable to noncontrolling interests	(485)	(186)	(783)	—	—	—
	26,193	63,325	83,904	95,673	80,870	64,282
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	5.7	3.6	5.0	5.2	5.7	6.0

(1) One-third of rent expense is reasonable approximation of the interest factor.
(2) No shares of preferred stock were outstanding during these periods.